EXHIBIT 99.5
Telkom SA Limited
(Registration Number 1991/005476/06)
ISIN ZAE000044897
JSE and NYSE Share Code TKG
("Telkom" or "the Company")

Vodacom Group Reaches 34 Million Customers

The Vodacom Group announced today that it has increased its total customers by 12.7% to 34.0 million.

Alan Knott-Craig, chief executive officer of the Vodacom Group, released key financial highlights for the year to 31 March 2008. "Our 50% shareholder Vodafone will be reporting financial results for the same period today. As this presentation will include strategic financial information about the Vodacom Group, we have repeated this information in our own press release to ensure clarity," Knott-Craig said.

Highlights in the Vodacom Group's financial results for the year ended 31 March 2008 include:

•	Total customers increased by 12.7% to 34.0 million;
•	Revenue increased by 17.1% to R48.2 billion;

•	Profit from operations increased by 15.0% to R12.5 billion;

•	EBITDA increased by 15.7% to R16.5 billion;
•	Cash generated from operations increased by 17.8% to R16.3 billion.

"A detailed analysis of the Vodacom Group's operations and indicators for each of the five countries in which we do business will be released at our annual results presentation at 09h30 on Monday 9 June 2008 at Vodaworld, Midrand, Johannesburg," Knott-Craig said.

Ends
Issued by:

Dot Field
Chief Communications Officer
Vodacom Group (Pty) Ltd
Tel: 011 - 653 5440
Fax: 011 - 653 5405
Cell: 0829900174